September 20, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jennifer G. Williams

Re:	Horizon Lines, Inc.

Registration Statement on Form S-1

Filed March 2, 2005

File No. 333-123073

Dear Ms. Williams:

Please note that simultaneously with our submission of this letter, Horizon Lines, Inc. (the “Company”) has filed, via the EDGAR system, Amendment No. 7 (“Amendment No. 7”) to its Registration Statement on Form S-1 (File No. 333-123073), filed on March 2, 2005 (the “S-1 Registration Statement”). By hand delivery, we will be sending you a blacklined copy of Amendment No. 7, which has been marked to indicate the changes from Amendment No. 6 to the S-1 Registration Statement. Please note that this filing is being made solely to file the opinion of this firm as Exhibit 5 to the S-1 Registration Statement. In addition, please note that we expect, subject to favorable market conditions, to price the offering on Wednesday, September 21, 2005 and request acceleration at that time.

Securities and Exchange Commission

September 20, 2005

* * *

Pursuant to Rule 461 under the Securities Act we hereby inform you, on behalf of the Company and the representatives of the underwriters for the proposed offering, that the Company and such representatives may make an oral request that the S-1 Registration Statement, as amended, be declared effective, and we have been authorized by the Company and such representatives to represent to you, on their behalf, that they are aware of their obligations under the Securities Act with respect thereto.

Please do not hesitate to contact the undersigned at (212) 756-2427 or André Weiss at (212) 756-2431 with any questions or comments regarding any of the foregoing.

Very truly yours,

/S/    ERIC PIASTA

Eric Piasta

cc:	Johanna Vega Losert, Securities and Exchange Commission

M. Mark Urbania, Horizon Lines, Inc.

Robert S. Zuckerman, Horizon Lines, Inc.

André Weiss, Schulte Roth & Zabel LLP